

December 21, 2012

<u>Via Email</u>
Luis A. G. Rodriguez
Chief Executive Officer
Recursos Montana S.A.
1st Street, #3, Cerros del Atlantico
Puerto Plata, Dominic Republic

       **Re: Recursos Montana S.A.
             Item 4.01 Form 8-K
             Filed November 21, 2012
             File No. 333-179886**

Dear Mr. Rodriguez:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                      /s/Craig Arakawa

                                      Craig Arakawa
                                      Staff Accountant
                                      Office of Beverages, Apparel and Mining